AUDREY L. CHENG

Assistant Vice President, Counsel

Office: (949) 219-3202

Fax: (949) 219-3706

E-mail: Audrey.Cheng@PacificLife.com

December 14, 2018

VIA EDGAR

Sally Samuel, Attorney

Chad Eskildsen, Staff Accountant

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Pacific Select Fund – Form N-14

in connection with the reorganization of the Floating Rate Loan Portfolio

Dear Ms. Samuel and Mr. Eskildsen:

This letter is being provided in response to follow-up comments via electronic mail received from the U.S. Securities and Exchange Commission (“SEC” or the “Commission”) staff (“Staff”) on December 14, 2018, concerning pre-effective amendment (“PEA”) No. 1 to the registration statement of Pacific Select Fund (the “Registrant”) on Form N-14, which was filed November 16, 2018 with the Commission in connection with the proposed reorganization and merger of the Floating Rate Loan Portfolio into the Floating Rate Income Portfolio, each a series of the Registrant. Set forth below is the staff’s comment followed by Registrant’s response. Any capitalized terms not defined herein have the meanings as defined in PEA No. 1 of the Registrant.

Comment: Please explain the basis for selecting the Surviving Fund as the accounting survivor in the Reorganization, in accordance with the standards set forth in the North American Securities Trust SEC No-Action Letter (pub. avail. Aug. 5, 1994) (“NAST Letter”).

Response: The NAST Letter sets forth the standards the Staff believes are relevant to determining whether it is appropriate for a post-reorganization fund to use the performance record of a predecessor fund, and has been applied more generally to an analysis of which fund in a reorganization should be the accounting survivor. The standards articulated by the Staff in the NAST Letter are as follows:

1

In determining whether a surviving fund, or a new fund resulting from a reorganization, may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles. Among other factors, funds should compare the various funds’ investment advisers; investment objectives, policies, and restrictions; expense structures and expense ratios; asset size; and portfolio composition. These factors are substantially similar to the factors the Staff considers in determining the accounting survivor of a business combination involving investment companies. We believe that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund. (emphasis added).

The following is a summary of the Registrant’s considerations with respect to each NAST Factor:

(1)	Investment advisers – PLFA serves as investment adviser to both Funds and each Fund has a different Fund Manager to perform the Fund’s day-to-day investment activities. PLFA will continue to serve as the investment adviser for the Surviving Fund following the Reorganization, and the Surviving Fund’s Manager will continue to perform the day-to-day investment activities for the Surviving Fund following the Reorganization. The past investment performance of the Surviving Fund will continue to be used by the Surviving Fund following the Reorganization. Accordingly, analysis of this factor supports treating the Surviving Fund as the accounting survivor.

(2)	Investment objectives, policies and restrictions – The Funds have identical investment objectives and restrictions and similar investment strategies and policies. For example, the Surviving Fund under normal circumstances invests at least 80% of its assets in floating rate loans and floating rate debt securities while the Acquired Fund under normal circumstances invests at least 80% of its assets in floating rate loans. Both Funds invest substantially all of their assets in floating rate loans and other debt instruments that are rated non-investment grade, or if unrated, are of comparable quality as determined by their respective Fund Managers. Importantly, no changes will be made to the Surviving Fund’s investment objectives, restrictions or principal investment strategies in connection with the Reorganization such that the surviving fund will be managed in the same manner as the Surviving Fund. Accordingly, analysis of this factor supports treating the Surviving Fund as the accounting survivor.

(3)	Expense structures and expense ratios – The Surviving Fund currently has a lower gross advisory fee and a lower total annual fund operating expense ratio than the Acquired Fund. Additionally, if the Reorganization is approved, PLFA has agreed to waive 0.05% of its advisory fee through April 30, 2022. Accordingly, analysis of this factor supports treating the Surviving Fund as the accounting survivor.

(4)	Asset size – The Funds had approximately equivalent net assets as of June 30, 2018: the Surviving Fund had net assets of approximately $502 million and the Acquired Fund had net assets of approximately $557 million. Although this factor weighs slightly in favor of treating the Acquired Fund as the accounting survivor due to its larger size, this factor alone is not determinative, particularly when considered in light of the other factors that support treating the Surviving Fund as the accounting survivor.

(5)	Portfolio composition – The Funds have similar portfolio composition with respect to instrument type, sector, and credit quality, maturity and yield, as shown in the Comparison of Fund Characteristics table in the registration statement. While the Surviving Fund has a smaller number of portfolio holdings and a higher level of portfolio turnover, the investment strategy that produced these characteristics is the strategy that will be used in managing the Fund following the Reorganization. Accordingly, analysis of this factor supports treating the Surviving Fund as the accounting survivor.

After consideration of the information summarized above, the Registrant believes that, on balance, the NAST Factors favor the selection of the Surviving Fund as the accounting and performance survivor in the proposed reorganization.

If you have any questions or further comments please contact me at (949) 219-3202.

Sincerely,

/s/ Audrey L. Cheng

Audrey L. Cheng

cc:	Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC

Laurene MacElwee, Pacific Life Fund Advisors LLC

Anthony H. Zacharski, Esq., Dechert LLP

Rachael Schwartz, Esq., Schiff Hardin LLP

3